SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	January	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated January 11, 2011.

Document 1

For Immediate Release	January 11, 2011

SONDE RESOURCES CORP. ANNOUNCES TEST RESULTS FROM ITS ZARAT
NORTH-1 APPRAISAL WELL, OFFSHORE TUNISIA

CALGARY, ALBERTA (Marketwire – January 11, 2011) – Sonde Resources Corp. (“Sonde”) (TSX:  SOQ) (NYSE Amex LLC:  SOQ) announced today that it has completed drilling and production testing of its inaugural well on the 7th of November Block, offshore Tunisia / Libya, the Zarat North-1 appraisal (the “Well”), in which Sonde owns a 100% working interest.

Jack Schanck, Sonde’s President and CEO, said “We are very pleased with the robust test results from this well, and the thickness of the hydrocarbon column, which was about twice that originally estimated for this location. Our near-term engineering studies will include reviewing the use of horizontal wells for developing the field, which may result in significantly higher production rates and recoverable reserves per well given the high quality of reservoir rock encountered.”

Drilled vertically to a depth of 9,728 feet, the Well encountered 240 net feet of pay in the Eocene El Gueria limestone.  The Well was cased to total depth and three production tests were performed through 2 ¼” diameter test string, from 42 feet above the water contact to 177 feet above the water contact. All three tests flowed substantial quantities of gas and condensate, with Test 2 observing sustained rates approximately 750 barrels of condensate and 8 million cubic feet of gas per day and peak condensate rates as high as 1,100 barrels per day. Tests 1 and 3 observed sustained rates of approximately 600 barrels of condensate per day and gas ranging from 8 - 11.5 million cubic feet of gas per day. All tests produced water ranging from 200-350 barrels per day, which included both drilling fluids and formation water; water was decreasing and oil increasing throughout the tests. Sonde is actively assessing test data to determine key reservoir characteristics including porosity, permeability, water saturation and gas composition.

Located 2 kilometers (1.25 miles) northeast of the Marathon Zarat-1 discovery and 3 km (1.9 miles) northeast of the Zarat-2 appraisal, the Well encountered gas / oil and oil / water contacts at the same structural elevation as the Marathon wells, confirms a significant extension to the previously-proven accumulation, and suggests that an economically-viable, near-term development may be possible. By comparison with Sonde’s results, the Marathon Zarat-1 well observed rates of 457 barrels of condensate plus 5.3 million cubic feet of gas per day in a first test, and 1,181 barrels of condensate plus 15.1 million cubic feet of gas per day in a second test.

Management is reviewing recoverable reserve scenarios, development options and cost estimates for development of the Zarat field, and will investigate unitization options with PA Resources, which holds a portion of the field immediately to the south of the 7th of November Block.  In addition, Sonde is studying development financing and monetization options, including selling interests to one or more potential partners for the project.

Sonde will temporarily abandon the Well in a manner allowing it to be utilized for future development purposes.

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located in Western Canada, offshore Trinidad and Tobago and North Africa.  See Sonde Resources’ website at www.sonderesources.com to review further detail on Sonde Resources’ operations.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	January 11, 2011	By:	/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary